J.P.Morgan

3yr INDU/SPX Buffered Equity Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlyings:	Dow Jones Industrial Average® and S&P 500® Index
Upside Leverage Factor:	At least 1.00*
Buffer Amount:	17.00%
Underlying Return:	(Final Value – Initial Value) / Initial Value
Initial Value:	With respect to each Underlying, the closing level on the Pricing Date
Final Value:	With respect to each Underlying, the closing level on the Observation Date
Pricing Date:	April 30, 2026
Observation Date:	April 30, 2029
Maturity Date:	May 3, 2029
CUSIP:	46660TAJ9
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46660TAJ9/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Payment at Maturity

If the Final Value of each Underlying is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return × Upside Leverage Factor)

If (i) the Final Value of one Underlying is greater than its Initial Value and the Final Value of the other Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.
If the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1000 principal note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Underlying Return + Buffer Amount)]

If the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.00.
** Reflects an Upside Leverage Factor of 1.00 for illustrative purposes.
The hypothetical returns and hypothetical payments on the notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**


Underlying Performance
Note Payoff at Maturity
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
Payment at Maturity
-50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Underlying Return

Hypothetical Lesser Performing Underlying Return	Hypothetical Note Return	Hypothetical Payment at Maturity
100.00%	100.00%	$2,000.00
80.00%	80.00%	$1,800.00
60.00%	60.00%	$1,600.00
40.00%	40.00%	$1,400.00
30.00%	30.00%	$1,300.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-15.00%	0.00%	$1,000.00
-17.00%	0.00%	$1,000.00
-30.00%	-13.00%	$870.00
-60.00%	-43.00%	$570.00
-100.00%	-83.00%	$170.00

J.P.Morgan

3yr INDU/SPX Buffered Equity Notes

Selected Risks

- Your investment in the notes may result in a loss.
- Your payment at maturity will be determined by the Lesser Performing Underlying.
- If either Underlying declines from its initial level by more than 17.00%, you could lose up to $830 for each $1,000 note.
- You are exposed to the risk of decline in the value of each Underlying.
- Any payment on the notes at maturity is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- No interest payments, dividend payments or voting rights.
- JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index and the Dow Jones Industrial Average™.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement, Annex A to the prospectus addendum and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-270004 and 333-270004-01